1331 Gemini St., Suite 250 Houston, TX 77058 phone: 281 486 4182 toll free: 866 660 8156 fax: 281 486 0217 www.vertexenergy.com

September 30, 2020

Mr. Mark Wojciechowski	VIA EDGAR
Staff Accountant
Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
Washington D.C. 20549
Phone: (202) 551-3759

Re:	Vertex Energy Inc.
Form 10-K for the Fiscal Year ended December 31, 2019
Filed March 4, 2020
File No. 001-11476

Dear Mr. Wojciechowski:

On behalf of Vertex Energy, Inc., a Nevada corporation (the “Company”), we confirm receipt of the comment letter received by the Company from the staff of the Securities and Exchange Commission (the “Staff” and the “Commission”), dated September 11, 2020 (the “Letter”), relating to disclosures in the above referenced Annual Report on Form 10-K (the “Annual Report”).

The Company’s responses to the Staff’s comments set forth in the Letter are indicated below, directly following a restatement of each comment in bold type.

Form 10-K for the Fiscal Year ended December 31, 2019

General

1.	The comments in [the Letter] refer to certain financial presentations and disclosures in your annual report. However, our concerns extend to the corresponding financial presentations and disclosures in your subsequent interim reports.

Please submit the revisions that you propose in response to each comment for the annual report and for the subsequent interim reports.

RESPONSE:

Below we have included responses to the Staff’s comments set forth in the Letter, and draft revisions to the Annual Report. Instead of amending prior reports to reflect the changes below, we undertake to update our future filings (beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2020), to reflect the proposed changes in presentation and disclosures discussed below.

September 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

2.	We note that you present fourth quarter results of operations along with segment details on pages 62 and 63, using incomplete cost of revenues and gross profit measures, and listed depreciation and amortization as an operating expense along with selling, general and administrative expense.

We also see various references to these metrics in the accompanying narratives and note that you have taken a similar approach with the tabulations and narratives pertaining to the annual results on pages 65 through 68, and with the quarterly details on pages 69 and 70.

Please revise as necessary to identify your non-GAAP measures with distinct labeling, to provide balanced disclosures in the narratives with the most directly comparable measures calculated in accordance with GAAP, and to provide the reconciliations required by Item 10(e) of Regulation S-K.

RESPONSE:

As described in greater detail in our response to comment 3 below, moving forward, we plan to adjust the disclosure in our quarterly and annual statement of operations to remove the line items for, and the discussion of ‘gross profit’, and revise the incomplete cost of revenues disclosures to update and further enumerate the items which make up cost of revenues. Similarly, as described in greater detail in our response to comment 4, below, moving forward, we plan to adjust the disclosure in our quarterly and annual reports of segment information to remove the line items for, and the discussion of ‘gross profit’, and to further provide a more detailed discussion of cost of revenues (with distinct labeling), which removes the disclosure of all non-GAAP measures. Similarly, we will revise the related disclosures and narratives in the MD&A and the operating results in our future filings to omit a discussion of gross profits and to discuss the updated line items and presentations.

We believe that no non-GAAP financial disclosures (or reconciliations) are needed after such revisions to the prior presentation. Moving forward, we will also avoid using non-GAAP financial information (e.g., discussions to gross profit, as calculated in our prior reports), and will only discuss GAAP financial information in such disclosures.

An example of what those disclosures will look like is provided below (which comes from the Annual Report, as updated):

***

September 30, 2020

RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 2018

	Year Ended December 31,
	2019	2018	$ Change	% Change
Revenues	$163,365,565	$180,720,661	$(17,355,096)	(10)%
Cost of revenues (exclusive of items shown separately below)	134,777,113	151,314,039	(16,536,926)	(11)%
Selling, general and administrative expenses	24,182,407	21,927,264	2,255,143	10%
Depreciation and amortization	7,180,089	6,991,010	189,079	3%
Income (loss) from operations	(2,774,044)	488,348	(3,262,392)	(668)%
Other income	920,197	659	919,538	139,535%
Gain (loss) on sale of assets	(74,111)	45,553	(119,664)	(263)%
Gain (loss) on change in value of derivative warrant liability	(487,524)	763,716	(1,251,240)	(164)%
Interest expense	(3,070,071)	(3,281,855)	211,784	6%
Loss before income tax	(5,485,553)	(1,983,579)	(3,501,974)	(177)%
Income tax benefit	—	—	—	—%
Net loss	(5,485,553)	(1,983,579)	(3,501,974)	(177)%
Net income (loss) attributable to non-controlling interest and redeemable non-controlling interest	(436,974)	234,188	(671,162)	(287)%
Net loss attributable to Vertex Energy, Inc.	$(5,048,579)	$(2,217,767)	$(2,830,812)	(128)%

September 30, 2020

Each of our segment’s loss before income taxes during these periods was as follows:

YEAR ENDED DECEMBER 31, 2019
	Black Oil	Refining and Marketing	Recovery	Total
Revenues	$139,269,164	$12,957,767	$11,138,634	$163,365,565
Cost of revenues (exclusive of items shown separately below)	113,196,583	10,651,069	10,929,461	134,777,113
Operating depreciation and amortization	4,062,124	579,846	547,361	5,189,331
Profit (loss) before corporate selling, general and administrative expenses	22,010,457	1,726,852	(338,188)	23,399,121
Selling, general and administrative expenses	20,073,534	1,901,747	2,207,126	24,182,407
Depreciation and amortization from SG&A	1,503,022	401,592	86,144	1,990,758
Total selling, general, and administrative expenses	21,576,556	2,303,339	2,293,270	26,173,165
Other income	910,197	—	10,000	920,197
Gain (loss) on sale of assets	(43,915)	—	(30,196)	(74,111)
Gain (loss) on change in value of derivative warrant liability	(487,524)	—	—	(487,524)
Interest expense	(3,052,695)	—	(17,376)	(3,070,071)
Loss before income taxes	$(2,240,036)	$(576,487)	$(2,669,030)	$(5,485,553)

Our revenues and cost of revenues are significantly impacted by fluctuations in commodity prices. Increases in commodity prices typically result in increases in revenue and cost of revenues. Our profit (loss) before corporate selling, general and administrative expenses loss before income taxes is to a large extent a function of the market discount we are able to obtain in purchasing feedstock, as well as how efficiently management conducts operations.

Total revenues decreased 10% for the year ended December 31, 2019, compared to the year ended December 31, 2018, due primarily to decreases in commodity prices during the period of approximately 10%. The average posting (U.S. Gulfcoast Residual Fuel No. 6 3%) for 2019 decreased $7.31 per barrel from a 2018 average of $61.21 per barrel to an average of $53.90 per barrel during 2019. On average, prices we received for our products decreased 10% for the year ended December 31, 2019, compared to the year ended December 31, 2018.

Volume for our Black Oil segment increased 5% during fiscal 2019 compared to 2018. This volume increase is attributable to the increased amount of product which was processed through our facilities in Columbus, Ohio, the ownership of 65% of which was transferred to Tensile in connection with the Heartland SPV (discussed above under “Part I” - “Item 1. Business” - “Recent Material Transactions”), effective January 1, 2020, and Marrero, Louisiana during the period ended December 31, 2019, as compared to the same period in 2018. Our per barrel margin in the Black Oil segment decreased approximately 10% for the year ended December 31, 2019 from the same period in 2018. The decrease in margins was due to the issues experienced during the first half of the year at our refining facilities relating to weather events, extended turnarounds and overall operational challenges which caused an increase in operating expenses. Our Black Oil segment, which includes our TCEP facility, the Marrero facility and the Heartland facility (of which we own 35% effective January 1, 2020), generated revenues of $139,269,164 for the year ended December 31, 2019, with cost of revenues of $113,196,583, producing profit before corporate selling, general and administrative expenses of $22,010,457. During the year ended December 31, 2018, these revenues were $143,836,981 with cost of revenues of $116,524,465, producing a profit before corporate selling, general and administrative expenses of $23,322,797. Income from operations decreased for the year ended December 31, 2019, compared to 2018, as a result of increased operating expenses through our various facilities offset by diligent management of our street collections and pricing.

Total volume company-wide was up 5% during fiscal 2019 compared to 2018, and our total per barrel margin decreased approximately 8% for fiscal 2019, compared to 2018. This decrease was a result of increased operating expenses experienced at our facilities during 2019. We experienced increased turnaround costs during the year as a result of hurricane/weather delays as well as substantially increased transportation expenses due to weather and fog along the Gulf Coast and Mississippi River.

September 30, 2020

Our Refining and Marketing segment experienced a decrease in production of 63% for its fuel oil cutterstock product for the year ended December 31, 2019, compared to the same period in 2018, as a result of a focus on the production of higher quality finished products, which in turn has decreased the amount of volume being produced, and our fuel oil cutterstock commodity prices decreased approximately 12% over the same period. The average posting (U.S. Gulfcoast No. 2 Waterborne) during 2019 decreased $7.18 per barrel from $61.08 per barrel for the year ended December 31, 2018 to $53.90 per barrel for the year ended December 31, 2019.

Our pygas production decreased 3% for the year ended December 31, 2019, compared to the same period in 2018 and commodity prices decreased approximately 10% for our pygas finished product for 2019, compared to the same period in 2018.

Our gasoline blendstock volumes decreased 100% for the year ended December 31, 2019 as compared to 2018.  This was a result of no longer processing gasoline blendstocks in our Refining and Marketing division as the processing margins were no longer economically feasible. The lower margins were a result of decreases in available feedstock volumes. We have also had to assess the volume of fuel oil cutterstocks that we manage due to enhanced quality of products being demanded in the marketplace.

Overall volume for the Refining and Marketing segment decreased 34% during the year ended December 31, 2019, compared to the year ended December 31, 2018. Margins per barrel increased in the Refining and Marketing segment as a result of changes we have made in the products being managed and processed as well as the pricing of these products.

During the year ended December 31, 2019, our Refining and Marketing cost of revenues were $10,651,069, of which the processing costs for our Refining and Marketing business located at KMTEX were $2,007,295. Revenues for the same period were $12,957,767, while profit before corporate selling, general and administrative expenses was $1,726,852. During the year ended December 31, 2018, our Refining and Marketing cost of revenues were $22,290,277, which included the processing costs at KMTEX of $2,223,633. Revenues for the same period were $22,935,482, while profit (loss) before corporate selling, general and administrative expenses was $29,456.

Our Recovery segment includes the business operations of Vertex Recovery Management as well as our Group III base oil business. Vertex acts as Penthol’s exclusive agent to provide marketing, sales, and logistical duties of Group III base oil from the United Arab Emirates to the United States.  Revenues for this segment decreased during 2019, as compared to the same period in 2018. This segment periodically participates in project work that is not ongoing, thus we expect to see fluctuations in revenue and income before income taxes from period to period. These projects are typically bid related and can take time to line out and get started; however, we believe these are very good projects for the Company and we anticipate more in the upcoming periods. Revenues for this division decreased 20% as a result of a significant decrease in steel volumes and prices during 2019, as compared to 2018. Volumes of petroleum products acquired in our Recovery business were up 36% during the twelve months ended December 31, 2019, as compared to the same period in 2018. We are continuing to focus on volume growth in this division.

The Company purchases product/feedstock from third-party collectors as well as internally collected product using its fleet of trucks. Our long-term goal is to collect as much of our product/feedstock as possible as this helps to improve margins and ultimately net income of the Company. The more product/feedstock we can collect with our own fleet and displace third-party purchases improves the overall profitability of the Company through cost reductions, as our internally collected product/feedstock is generally cheaper than product/feedstock we have to purchase from third-parties. In general, the more product/feedstock we are required to acquire from third-parties, the lower our margins. While the breakdown between internally sourced and third-party sourced product/feedstock has no effect on revenue (which is a function of fluctuating product spreads), it does have an effect on cost of revenues, and therefore our profit before corporate selling, general and administrative expenses. Specifically, a higher number of third-party sourced product/feedstock generally results in increases to costs of revenues. Inventories are also affected to a limited extent by collection and production values – the more product we collect, the greater our inventories of product/feedstock, at least until such product/feedstock is processed into end-products. The inventory levels of our end-products are determined based on supply and demand, and how quickly such products can be transported, and not typically dependent on the amount of products/feedstock we source internally or externally.

September 30, 2020

Please also modify disclosures about changes in collection and production volumes to clarify the effects on revenues and inventories.

RESPONSE:

The Company purchases product/feedstock from third-party collectors as well as internally collected product using its fleet of trucks. Our long-term goal is to collect as much of our product/feedstock as possible as this helps to improve margins and ultimately net income of the Company. The more product/feedstock we can collect with our own fleet and displace third-party purchases improves the overall profitability of the Company through cost reductions, as our internally collected product/feedstock is generally cheaper than product/feedstock we have to purchase from third-parties. In general, the more product/feedstock we are required to acquire from third-parties, the lower our margins. While that has no effect on revenue (which is a function of fluctuating product spreads), it does have a negative effect on cost of revenues, and therefore our profit before corporate selling, general and administrative expenses. Inventories are also affected to a limited extent by collection and production values – the more product we collect, the greater our inventories of product/feedstock, at least until such product/feedstock is processed into end-products. The inventory levels of our end-products are determined based on supply and demand, and how quickly such products can be transported.

In future filings, we will include a more detailed disclosure of what effect the changes in collection and production volumes have on revenues and inventories, including disclosures similar to as summarized above and disclosed in the above updated excerpt from the Annual Report.

Consolidated Statements of Operations, page F-6

3.	We note that you present incomplete cost of revenues and gross profit measures, excluding depreciation and amortization that is attributable to cost of revenues. Although the guidance in SAB Topic 11:B provides an accommodation for presenting depreciation and amortization that is attributable to cost of revenues separately from other amounts comprising the cost of revenues, this does not extend to measures of gross profit.

Please revise your presentation as necessary to show the portion of depreciation and amortization that is attributable to cost of revenues within your measure of gross profit. For example, this may be shown on a separate line directly below cost of revenues excluding depreciation and amortization, and above the measure of gross profit.

September 30, 2020

RESPONSE:

Moving forward, we will adjust the disclosure in our quarterly and annual statement of operations to remove the line items for, and the discussion of ‘gross profit’, and to update and further enumerate the items which make up cost of revenues. We believe that no non-GAAP financial disclosures (or reconciliations) are needed after such revisions to the prior presentation. Moving forward, we will also avoid using non-GAAP financial information (e.g., discussions to gross profit, as calculated in our prior reports), and will only discuss GAAP financial information in such disclosures.

Below is an example of the modified disclosures and language we plan to use moving forward:

VERTEX ENERGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018
	2019	2018
Revenues	$163,365,565	$180,720,661

Operating expenses:
Cost of revenues (exclusive of items shown separately below)	134,777,113	151,314,039
Selling, general and administrative expenses	24,182,407	21,927,264
Depreciation and amortization	7,180,089	6,991,010
Total operating expenses	166,139,609	180,232,313
Income (loss) from operations	(2,774,044)	488,348
Other income	920,197	659
Gain (loss) on sale of assets	(74,111)	45,553
Gain (loss) on change in value of derivative warrant liability	(487,524)	763,716
Interest expense	(3,070,071)	(3,281,855)
Loss before income taxes	(5,485,553)	(1,983,579)
Income tax benefit	—	—
Net loss	(5,485,553)	(1,983,579)
Net income (loss) attributable to non-controlling interest and redeemable non-controlling interest	(436,974)	234,188
Net loss attributable to Vertex Energy, Inc.	(5,048,579)	(2,217,767)
Accretion of redeemable noncontrolling interest to redemption value	(2,279,371)	—
Accretion of discount on series B and B-1 Preferred Stock	(2,489,722)	(3,132,414)
Dividends on series B and B-1 Preferred Stock	(1,627,956)	(2,687,123)
Net loss available to common stockholders	$(11,445,628)	$(8,037,304)
Loss per common share
Basic	$(0.28)	$(0.23)
Diluted	$(0.28)	$(0.23)
Shares used in computing loss per share
Basic	40,988,946	35,411,264
Diluted	40,988,946	35,411,264

September 30, 2020

Financial Statements

Note 17 - Segment Reporting, page F-42

4.	We note that you identify six product categories from which you derive substantially all revenues on pages 13 and 14, and indicate some correlation of these products with your operating segments on pages 60 and 61, although the extent of distinction is unclear. We also note that changes in your operating results are both generally and specifically attributed to changes in the production or sale of these products in MD&A.

Please expand your disclosure on page F-42 to clarify the extent to which each of your operating segments reflect sales of these various product categories and to report revenues for each product category to comply with FASB ASC 280-10-50-40.

RESPONSE:

Moving forward, we will adjust the disclosure in our quarterly and annual reports relating to segment information to remove the line items for, and the discussion of ‘gross profit’, and to further provide a more detailed discussion of revenues and cost of revenues (with distinct labeling), which removes the disclosure of all non-GAAP measures. We will also update our disclosures to clarify the extent to which each of our operating segments reflect sales of our various product categories and to report revenues for each product category to comply with FASB ASC 280-10-50-40. Below is an example of the modified disclosures and language we plan to use moving forward in future reports:

NOTE 17.  SEGMENT REPORTING

The Company’s reportable segments include the (1) Black Oil, (2) Refining and Marketing, and (3) Recovery segments.

(1) The Black Oil segment consists primary of petroleum products which include base oil and VGO (vacuum gas oil), cutterstock (used motor oil), and fuel oils.

(2) The Refining and Marketing segments consist primarily of pygas and gasoline blendstock and other petroleum products.

(3) The Recovery segment consists primarily of revenues generated from the sale of ferrous and non-ferrous recyclable metal products that are recovered from manufacturing and consumption.

We also disaggregate our revenue by product category for each of our segments, as we believe such disaggregation helps depict how our revenue and cash flows are affected by economic factors.

September 30, 2020

Segment information and disaggregation of revenues for the year ended December 31, 2019 are as follows:

YEAR ENDED DECEMBER 31, 2019
	Black Oil	Refining and Marketing	Recovery	Total
Revenues:
Petroleum Products (1)	$139,269,164	$12,957,767	$2,666,077	$154,893,008
Metals (2)	—	—	8,472,557	8,472,557
Total Revenues	$139,269,164	$12,957,767	$11,138,634	$163,365,565
Cost of revenues (exclusive of items shown separately below)	113,196,583	10,651,069	10,929,461	134,777,113
Operating depreciation and amortization	4,062,124	579,846	547,361	5,189,331
Profit (loss) before corporate selling, general and administrative expenses	22,010,457	1,726,852	(338,188)	23,399,121
Selling, general and administrative expenses	20,073,534	1,901,747	2,207,126	24,182,407
Depreciation and amortization from SG&A	1,503,022	401,592	86,144	1,990,758
Total selling, general and administrative expenses	21,576,556	2,303,339	2,293,270	26,173,165
Other income	910,197	—	10,000	920,197
Gain (loss) on sale of assets	(43,915)	—	(30,196)	(74,111)
Gain (loss) on change in value of derivative warrant liability	(487,524)	—	—	(487,524)
Interest expense	(3,052,695)	—	(17,376)	(3,070,071)
Loss before income taxes	$(2,240,036)	$(576,487)	$(2,669,030)	$(5,485,553)
Total assets	$114,976,772	$1,101,470	$4,681,677	$120,759,919

(1) Petroleum products include the sale of base oil and VGO, cutterstock, and fuel oils by our Black Oil segment and brokerage fees associated with the sale of third-party base oils which are generated by our Recovery segment.

(2) Metals consist of revenues generated from the sale of ferrous and non-ferrous recyclable metals recovered by our Recovery segment.

September 30, 2020

* * * * * *

If you have any questions, please do not hesitate to contact the undersigned at (281) 538-9802 xt. 104.

Very truly yours,

/s/ Chris Carlson

Chris Carlson
Chief Financial Officer